EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings (Loss) to Fixed Charges

Dollars in millions)	2006	2005	2004	2003	2002

Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$576	$783	$64	$(381)	$84
Add:
Interest expense	105	113	123	130	128
Appropriate portion of rental expense (1)	21	21	21	21	28
Amortization of capitalized interest	11	11	15	12	13
Earnings (loss) as adjusted	$713	$928	$223	$(218)	$253

Fixed charges:
Interest expense	$105	$113	$123	$130	$128
Appropriate portion of rental expense (1)	21	21	21	21	28
Capitalized interest	7	5	3	3	4
Total fixed charges	$133	$139	$147	$154	$160

Ratio of earnings (loss) to fixed charges	5.4x	6.7x	1.5x	(A)	1.6x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

(A)	Due to the net loss reported, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $372 million would have been required for 2003.

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